UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 11, 2010

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated May 11, 2010 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the First Quarter 2010. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three month period ended March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: May 11, 2010	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

EXHIBIT I

Investor and Media Contacts:

The IGB Group

Michael Cimini

212-477-8261

Global Ship Lease Reports Results for the First Quarter of 2010

LONDON, ENGLAND—May 11, 2010 - Global Ship Lease, Inc. (NYSE:GSL, GSL.U and GSL.WS), a containership charter owner, announced today its unaudited results for the three months ended March 31, 2010.

First Quarter Highlights

- Generated $17.0 million of cash in the first quarter of 2010, up 11% on $15.3 million on cash generated in first quarter 2009

- Reported revenue of $39.2 million for the first quarter of 2010, up 12% on $35.0 million for the first quarter 2009 due to the purchase of one additional vessel in August 2009

- Reported normalized net earnings of $8.2 million, or $0.15 per A and B Common share, for the first quarter of 2010, excluding a $4.9 million non-cash interest rate derivative mark-to-market loss. Normalized net earnings for first quarter 2009 was $6.8 million, or $0.13 per A and B Common share, excluding $4.3 million non-cash mark-to-market gain

- Including the non-cash mark-to-market items, reported net income was $3.3 million, or $0.06 income per share, for the first quarter of 2010 compared to $11.2 million, or $0.21 income per share, for the first quarter 2009

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “During the first quarter, we achieved utilization of 99.9%, reflecting less than two days unplanned off-hire. Our strong utilization is directly related to our entire 17-vessel fleet operating on long-term, fixed rate time charter contracts throughout the quarter. While conditions remain challenging in the container shipping sector, we are beginning to see positive signs including improved volumes and freight rates. In addition, reduced surplus capacity and the subsequent firming of spot charter rates and asset values, has contributed to a nascent improvement in industry dynamics. However, the recovery remains fragile.”

Mr. Webber continued, “Since amending our credit facility in August 2009, we have paid down $15 million in debt. We are committed to continuing to strengthen our financial position and expect to repay a further $79 million of debt over the next twelve months. The Company continues to be protected from short-term volatility in asset prices as we have no loan-to-value covenant assessments until end April 2011.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars except per share data)

	Three	Three
	months ended	months ended
	Mar 31, 2010	Mar 31, 2009
Revenue	39,151	35,008
Operating Income	18,404	13,416
Net Income	3,281	11,153
Earnings per A and B share	0.06	0.21
Normalised net earnings (1)	8,160	6,844
Normalised earnings per A and B share (1)	0.15	0.13
Adjusted Cash From Operations (1)	16,984	15,302

(1)	Normalized net earnings, normalized earnings per share, and adjusted cash from operations are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and reconciliations are provided to the interim unaudited financial information.

Revenue and Utilization

The 17-vessel fleet generated revenue from fixed rate long-term time charters of $39.2 million in the three months ended March 31, 2010, up 12% on revenue of $35.0 million for the comparative period in 2009 when one fewer vessel was deployed. During the three months ended March 31, 2010, there were 1,530 ownership days, up 90 or 6% on 1,440 ownership days in the comparable period in 2009. There were no dry-dockings in the three months ended March 31, 2010 and only an aggregate of two unplanned off-hire days, giving an overall utilization of 99.9%. In the comparable period of 2009, there were 34 unplanned off-hire days, representing utilization of 97.6%.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $9.6 million for the three months ended March 31, 2010. The average cost per ownership day was $6,269 compared to the average daily cost of $6,299 for the previous quarter and down 11% from the average daily cost of $7,076 (excluding nonrecurring insurance related costs) for the comparative period in 2009. The reduction on the prior year is due to lower crew costs from slightly reduced manning levels and lower lubricating oil consumption from slow steaming and following installation of alpha lubricating equipment on a number of vessels.

Vessel operating expenses are at less than the capped amounts included in Global Ship Lease’s ship management agreements.

Depreciation

Depreciation was $9.9 million for the three months ended March 31, 2010, including the effect of the purchase of one additional vessel in August 2009, compared to $8.8 million for the comparative period in 2009.

General and Administrative Costs

General and administrative costs incurred were $1.8 million in the three months ended March 31, 2010, including $0.3 million non-cash charge for stock based incentives, compared to $2.1 million for the comparable period in 2009, including $0.7 million non-cash charge for stock based incentives.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the three months ended March 31, 2010 was $5.9 million. The Company’s borrowings under its credit facility averaged $586.3 million during first quarter and were $584.1 million at March 31, 2010 after repayment in February 2010 of $4.1 million. There were $48.0 million preferred shares throughout the period. Interest expense in the comparative period in 2009 was $4.7 million based on average borrowings, including the preferred shares, of $590.1 million in the quarter.

Interest income for the three months ended March 31, 2010 was $35,000 and was $142,000 in the comparative 2009 period.

Change in Fair Value of Financial Instruments

The Company hedges the majority of its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments gave a $9.3 million loss in the three months ended March 31, 2010, reflecting primarily movements in the forward curve for interest rates. Of this amount, $4.4 million was a realized loss for settlements of swaps in the period and $4.9 million was unrealized loss for revaluation of the balance sheet position. This compares to a $2.3 million gain in the three months ended March 31, 2009 of which $2.0 million was realized loss and $4.3 million was unrealized gain.

At March 31, 2010, the total mark-to-market unrealized loss recognized as a liability was $34.0 million.

Unrealized mark-to-market adjustments have no impact on operating performance or cash generation.

Net Earnings

Normalized net earnings was $8.2 million, or $0.15 per Class A and B common share, for the three months ended March 31, 2010 excluding the $4.9 million non-cash interest rate derivative mark-to-market loss. Including the mark-to-market loss, reported net income was $3.3 million or $0.06 income per Class A and B common share.

Normalized net earnings and normalized earnings per share are non-US GAAP measures and are reconciled to the financial information included in this press release. We believe that they are useful measures with which to assess the Company’s financial performance as they adjust for non-cash items that do not affect the Company’s ability to generate cash.

Credit Facility

On August 20, 2009, the Company entered into an amendment to its credit facility, whereby the loan-to-value covenant has been waived up to and including November 30, 2010 with the next loan-to-value test scheduled for April 30, 2011. Further, Global Ship Lease was able to borrow sufficient funds under the credit facility to allow the purchase of the CMA CGM Berlioz in August 2009. Amounts borrowed under the amended credit facility bear interest at LIBOR plus a fixed interest margin of 3.50% up to November 30, 2010. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan-to-value ratio.

In connection with the amended credit facility, all undrawn commitments of approximately $200 million were cancelled and Global Ship Lease may not pay dividends to common shareholders, instead using its cash flow to prepay borrowings under the credit facility. Global Ship Lease will be able to resume dividends after November 30, 2010 and once the loan-to-value is at or below 75%, when the prepayment of borrowings becomes fixed at $10 million per quarter. As part of the amendment, CMA CGM has agreed to defer redemption of the $48 million preferred shares it holds until after the final maturity of the credit facility in August 2016 and retain its current holding of approximately 24.4 million common shares at least until November 30, 2010.

Dividend

Global Ship Lease has agreed with its lenders that it will not declare or pay any dividend to common shareholders until the later of November 30, 2010 and when loan-to-value is at or below 75%. The board of directors will review the dividend policy when appropriate.

Adjusted Cash From Operations

Adjusted cash from operations was $17.0 million for the three months ended March 31, 2010 compared to $15.3 million for the three months ended March 31, 2009. Adjusted cash from operations is a non-US GAAP measure and is reconciled to the financial information further in this press release. The Company believes that it is a useful measure with which to assess the Company’s operating performance as it adjusts for the effects of non-cash items.

Fleet Utilization

The table below shows fleet utilization for the three months ended March 31, 2010 and 2009 and for year ended December 31, 2009. Unplanned offhire in the three months ended March 31, 2009 includes 18 days for drydock and associated repairs following a grounding and a seven day deviation to land a sick crew member.

	Three months ended			Year ended
Days	Mar 31, 2010	Mar 31, 2009	Increase	Dec 31, 2009
Ownership days	1,530	1,440	6%	5,968
Planned offhire - scheduled drydock	—	—		(32)
Unplanned offhire	(2)	(34)		(42)

Operating days	1,528	1,406	9%	5,894
Utilization	99.9%	97.6%		98.8%

Fleet

The following table provides information about the on-the-water fleet of 17 vessels chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charter Remaining Duration (years)	Daily Charter Rate ($)
Ville d’Orion	4,113	1997	December 2007	2.75	$28,500
Ville d’Aquarius	4,113	1996	December 2007	2.75	$28,500
CMA CGM Matisse	2,262	1999	December 2007	6.75	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	6.75	$18,465
Delmas Keta	2,207	2003	December 2007	7.75	$18,465
Julie Delmas	2,207	2002	December 2007	7.75	$18,465
Kumasi	2,207	2002	December 2007	7.75	$18,465
Marie Delmas	2,207	2002	December 2007	7.75	$18,465
CMA CGM La Tour	2,272	2001	December 2007	6.75	$18,465
CMA CGM Manet	2,272	2001	December 2007	6.75	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	10.75	$33,750
CMA CGM Château d’If	5,100	2007	January 2008	10.75	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	15.75	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	12.75	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	12.75	$25,350
CMA CGM America	4,045	2006	December 2008	12.75	$25,350
CMA CGM Berlioz	6,627	2001	August 2009	11.50	$34,000

(1)	Twenty-foot Equivalent Units.

The following table provides information about the contracted fleet.

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date	Charterer	Charter Duration (years)		Daily Charter Rate ($)
Hull 789 (2)	4,250	2010	December 2010	ZIM	7-8	(3)	$28,000
Hull 790 (2)	4,250	2010	December 2010	ZIM	7-8	(3)	$28,000

(1)	Twenty-foot Equivalent Units.
(2)	Contracted to be purchased from German interests.
(3)	Seven-year charter that could be extended to eight years at charterer’s option.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended March 31, 2010 today, Tuesday, May 11, 2010 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1)	Dial-in: (877) 491-0064 or (334) 323-6201; Passcode: 864755

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2)	Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Tuesday, May 25, 2010 at (888) 365-0240 or (954) 334-0342. Enter the code 864755 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,297 TEU with a weighted average age at March 31, 2010 of 5.6 years. All of the current vessels are fixed on long-term charters to CMA CGM with an average remaining term of 8.9 years. The Company has contracts in place to purchase two 4,250 TEU newbuildings from German interests for approximately $77 million each that are scheduled to be delivered in the fourth quarter of 2010. The Company has agreements to charter out these newbuildings to Zim Integrated Shipping Services Limited for seven or eight years at charterer’s option.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted Cash From Operations

Adjusted cash from operations is a non-US GAAP measure and is reconciled to the financial information below. It represents net earnings adjusted for non-cash items including depreciation, amortization of deferred financing charges, accretion of earnings for intangible liabilities, charge for equity based incentive awards and change in fair value of derivatives. We also deduct an allowance for the cost of future drydockings, which due to their substantial and periodic nature could otherwise distort quarterly adjusted cashflow. There is no adjustment for movements in working capital. Adjusted cash from operations is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash. Adjusted cash from operations is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. We believe that adjusted cash from operations is a useful measure with which to assess the Company’s operating performance as it adjusts for the effects of non-cash items.

ADJUSTED CASH FROM OPERATIONS - UNAUDITED

(thousands of U.S. dollars)

	Three months ended Mar 31, 2010	Three months ended Mar 31, 2009

Net income	3,281	11,153

Adjust: Depreciation	9,871	8,786
Charge for equity incentive awards	311	716
Amortization of deferred financing fees	226	374
Change in value of derivatives	4,879	(4,309)
Allowance for future dry-docks	(975)	(900)
Revenue accretion for intangible liabilities	(530)	(311)
Deferred taxation	(79)	(207)

Adjusted cash from operations	16,984	15,302

B. Normalized net earnings

Normalized net earnings is a non-US GAAP measure and is reconciled to the financial information below. It represents net earnings adjusted for the change in fair value of derivatives and the accelerated write off of a portion of deferred financing costs. Normalized net earnings is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net earnings for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net earnings is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. Normalized net earnings per share is calculated based on normalized net earnings and the weighted average number of shares in the relevant period.

NORMALIZED NET EARNINGS - UNAUDITED

(thousands of U.S. dollars except share and per share data)

	Three months ended Mar 31, 2010	Three months ended Mar 31, 2009

Net income as reported	3,281	11,153
Adjust: Change in value of derivatives	4,879	(4,309)

Normalized net earnings	8,160	6,844

Weighted average number of Class A and B common shares outstanding (1)
Basic	54,236,423	53,786,150
Diluted	54,343,502	53,786,150
Net income per share on reported earnings
Basic	0.06	0.21
Diluted	0.06	0.21
Normalized net income per share
Basic	0.15	0.13
Diluted	0.15	0.13

(1)	The weighted average number of shares (basic and diluted) for the three months ended March 31, 2010 and 2009 excludes the effect of outstanding warrants and for the three months ended March 31, 2009 stock based incentive awards as these were anti dilutive.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our charterer and sole source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, contracted and yet to be contracted vessel acquisitions including the two newbuildings to be purchased from German interests in the fourth quarter of 2010, and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended March 31,
	2010		2009
Operating Revenues
Time charter revenue		$39,151	$35,008

Operating Expenses
Vessel operating expenses		9,592	10,722
Depreciation		9,871	8,786
General and administrative		1,836	2,140
Other operating (income)		(552)	(56)

Total operating expenses		20,747	21,592

Operating Income		18,404	13,416

Non Operating Income (Expense)
Interest income		35	142
Interest expense		(5,856)	(4,654)
Realized and unrealized (loss) gain on interest rate derivatives		(9,274)	2,275

Income before Income Taxes		3,309	11,179

Income taxes		(28)	(26)

Net Income		$3,281	$11,153

Weighted average number of Class A common shares outstanding
Basic		46,830,467	46,380,194
Diluted		46,937,546	46,380,194

Net Income in $ per Class A common share
Basic		$0.07	$0.23
Diluted		$0.07	$0.23

Weighted average number of Class B common shares outstanding Basic and diluted		7,405,956	7,405,956

Net income in $ per Class B common share Basic and diluted	$	nil	$0.07

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	March 31, 2010	December 31, 2009
Assets

Cash and cash equivalents	$41,356	$30,810
Restricted cash	3,026	3,026
Accounts receivable	7,130	7,838
Prepaid expenses	991	685
Other receivables	1,118	613
Deferred tax	336	285
Deferred financing costs	903	903

Total current assets	54,860	44,160

Vessels in operation	952,003	961,708
Vessel deposits	16,390	16,243
Other fixed assets	6	9
Deferred tax	189	161
Deferred financing costs	4,850	5,077

Total non-current assets	973,438	983,198

Total Assets	$1,028,298	$1,027,358

Liabilities and Stockholders’ Equity

Liabilities

Intangible liability – charter agreements	$2,119	$2,119
Current portion of long term debt	79,500	68,300
Accounts payable	13	3,502
Accrued expenses	5,167	4,589
Derivative instruments	14,874	15,971

Total current liabilities	101,673	94,481

Long term debt	504,600	519,892
Preferred shares	48,000	48,000
Intangible liability—charter agreements	23,759	24,288
Derivative instruments	19,119	13,142

Total long-term liabilities	595,478	605,322

Total Liabilities	$697,151	$699,803

Commitments and contingencies	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 46,830,467 shares issued and outstanding	$468	$467
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding	74	74

Retained deficit	(23,305)	(65,679)
Net income for the period	3,281	42,374
Additional paid in capital	350,629	350,319

Total Stockholders’ Equity	331,147	327,555

Total Liabilities and Stockholders’ Equity	$1,028,298	$1,027,358

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2010	2009
Cash Flows from Operating Activities
Net income	$3,281	$11,153

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	9,871	8,786
Amortization of deferred financing costs	226	374
Change in fair value of certain derivative instruments	4,879	(4,309)
Amortization of intangible liability	(530)	(311)
Settlements of hedges which do not qualify for hedge accounting	4,395	2,034
Share based compensation	311	716
(Increase) decrease in other receivables and other assets	(195)	386
(Decrease) in accounts payable and other liabilities	(2,772)	(1,531)
Costs relating to drydocks	(164)	—
Unrealized foreign exchange loss	39	—

Net Cash Provided by Operating Activities	19,341	17,298

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	(4,395)	(2,034)
Cash paid for purchases of vessels, vessel prepayments and vessel deposits	(308)	(580)

Net Cash (Used in) Investing Activities	(4,703)	(2,614)

Cash Flows from Financing Activities
Repayments of debt	(4,092)	—
Issuance costs of debt	—	(3,293)
Dividend payments	—	(12,371)

Net Cash Used in Financing Activities	(4,092)	(15,664)

Net Increase (Decrease) in Cash and Cash Equivalents	10,546	(980)
Cash and Cash Equivalents at start of Period	30,810	26,363

Cash and Cash Equivalents at end of Period	$41,356	$25,383

EXHIBIT II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED MARCH 31, 2010

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2010	December 31, 2009

Assets

Cash and cash equivalents		$41,356	$30,810
Restricted cash		3,026	3,026
Accounts receivable		7,130	7,838
Prepaid expenses		991	685
Other receivables		1,118	613
Deferred tax		336	285
Deferred financing costs		903	903

Total current assets		54,860	44,160

Vessels in operation	4	952,003	961,708
Vessel deposits		16,390	16,243
Other fixed assets		6	9
Deferred tax		189	161
Deferred financing costs		4,850	5,077

Total non-current assets		973,438	983,198

Total Assets		$1,028,298	$1,027,358

Liabilities and Stockholders’ Equity

Liabilities

Intangible liability – charter agreements		$2,119	$2,119
Current portion of long term debt	5	79,500	68,300
Accounts payable		13	3,502
Accrued expenses		5,167	4,589
Derivative instruments	9	14,874	15,971

Total current liabilities		101,673	94,481

Long term debt	5	504,600	519,892
Preferred shares	8	48,000	48,000
Intangible liability – charter agreements		23,759	24,288
Derivative instruments	9	19,119	13,142

Total long-term liabilities		595,478	605,322

Total Liabilities		$697,151	$699,803

Commitments and contingencies	7	—	—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets (continued)

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2010	December 31, 2009
Stockholders’ Equity

Class A Common stock - authorized 214,000,000 shares with a $0.01 par value; 46,830,467 shares issued and outstanding	8	$468	$467
Class B Common stock - authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding	8	74	74

Retained deficit		(23,305)	(65,679)
Net income for the period		3,281	42,374
Additional paid in capital		350,629	350,319

Total Stockholders’ Equity		331,147	327,555

Total Liabilities and Stockholders’ Equity		$1,028,298	$1,027,358

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended March 31,
	Note	2010		2009
Operating Revenues
Time charter revenue			$39,151	$35,008

Operating Expenses
Vessel operating expenses			9,592	10,722
Depreciation	4		9,871	8,786
General and administrative			1,836	2,140
Other operating (income)			(552)	(56)

Total operating expenses			20,747	21,592

Operating Income			18,404	13,416

Non Operating Income (Expense)

Interest income			35	142
Interest expense			(5,856)	(4,654)
Realized and unrealized (loss) gain on interest rate derivatives	9		(9,274)	2,275

Income before Income Taxes			3,309	11,179

Income taxes			(28)	(26)

Net Income			$3,281	$11,153

Weighted average number of Class A common shares outstanding
Basic	11		46,830,467	46,380,194
Diluted	11		46,937,546	46,380,194

Net Income in $ per Class A common share
Basic	11		$0.07	$0.23
Diluted	11		$0.07	$0.23

Weighted average number of Class B common shares outstanding Basic and diluted	11		7,405,956	7,405,956

Net income in $ per Class B common share Basic and diluted	11	$	nil	$0.07

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended March 31,
		2010	2009
	Note
Cash Flows from Operating Activities
Net income		$3,281	$11,153

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	4	9,871	8,786
Amortization of deferred financing costs		226	374
Change in fair value of certain derivative instruments	9	4,879	(4,309)
Amortization of intangible liability		(530)	(311)
Settlements of hedges which do not qualify for hedge accounting	9	4,395	2,034
Share based compensation	10	311	716
(Increase) decrease in other receivables and other assets		(195)	386
(Decrease) in accounts payable and other liabilities		(2,772)	(1,531)
Costs relating to drydocks		(164)	—
Unrealized foreign exchange loss		39	—

Net Cash Provided by Operating Activities		19,341	17,298

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	9	(4,395)	(2,034)
Cash paid for purchases of vessels, vessel prepayments and vessel deposits		(308)	(580)

Net Cash (Used in) Investing Activities		(4,703)	(2,614)

Cash Flows from Financing Activities
Repayments of debt		(4,092)	—
Issuance costs of debt		—	(3,293)
Dividend payments	8	—	(12,371)

Net Cash Used in Financing Activities		(4,092)	(15,664)

Net Increase (Decrease) in Cash and Cash Equivalents		10,546	(980)
Cash and Cash Equivalents at start of Period		30,810	26,363

Cash and Cash Equivalents at end of Period		$41,356	$25,383

Supplemental information

Non cash investing and financing activities

Dividends declared		$—	$—
Total interest paid during period		$5,792	$3,764
Income tax paid		$—	$—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Accumulated Earnings (Deficit)	Net Income	Additional Paid in Capital	Stockholders’ Equity
Balance at December 31, 2008	53,749,317	$537	$(9,338)	$(43,970)	$347,810	$295,039

Allocation of prior year net (loss)	—	—	(43,970)	43,970	—	—

Class C shares converted to Class A
Class C	(12,375,000)	(124)	—	—	—	(124)
Class A	12,375,000	124	—	—	—	124

Restricted Stock Units (note 10)	—	—	—	—	2,513	2,513
Shares issued (note 8)	336,833	4	—	—	(4)	—
Net income for the period	—	—	—	42,374	—	42,374
Dividends declared (note 8)	—	—	(12,371)	—	—	(12,371)

Balance at December 31, 2009	54,086,150	541	(65,679)	42,374	350,319	327,555

Allocation of prior year net income	—	—	42,374	(42,374)	—	—
Restricted Stock Units (note 10)	—	—	—	—	311	311
Shares issued (note 8)	150,273	1	—	—	(1)	—
Net income for the period	—	—	—	3,281	—	3,281

Balance at March 31, 2010	54,236,423	$542	$(23,305)	$3,281	$350,629	$331,147

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except per share amounts)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a) Nature of Operations

The Company has a business of owning and chartering out containerships under long term time charters. All vessels are time chartered to CMA CGM for remaining terms as at March 31, 2010 ranging from 2.75 to 15.75 years. The Company has also entered into an agreement with German interests to acquire in the fourth quarter of 2010 two newbuildings for approximately $77,000 per vessel. The Company has an agreement to charter out these vessels to ZIM Integrated Shipping Services Limited (“ZIM”) for a period of seven years that could be extended to eight years at ZIM’s option.

(b) Basis of Preparation

CMA CGM, the Company’s sole source of operating revenue, announced in September 2009 that it and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements and that it was seeking to reduce and in some cases cancel certain ship deliveries. The Company is not involved in these discussions. The Company has experienced delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month.

As at March 31, 2010, one period of charterhire, due on March 16, 2010, was outstanding amounting to $6.9 million. This was received in April 2010. As at close of business on May 7, 2010, the latest practicable date prior to the issuance of these interim unaudited consolidated financial statements, charterhire due on May 1, 2010 totalling approximately $6.4 million was outstanding.

The Company’s interim unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These interim unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor relate to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

If CMA CGM is unable to accomplish a financial restructuring and ceases doing business or otherwise fails to perform its obligations under the Company’s charters, Global Ship Lease’s business, financial position and results of operations would be materially adversely affected as it is probable that, should the Company be able to find replacement charters, these would be at significantly lower daily rates and for shorter durations than currently in place. In this situation there would be significant uncertainty about the Company’s ability to continue as a going concern.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except per share amounts)

2.	Nature of Operations and Basis of Preparation (continued)

The following table provides information about the 17 vessels chartered to CMA CGM which are reflected in these interim unaudited consolidated financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL(2)	Charter Remaining Duration (years)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	2.75	$28.500
Ville d’Aquarius	4,113	1996	December 2007	2.75	$28.500
CMA CGM Matisse	2,262	1999	December 2007	6.75	$18.465
CMA CGM Utrillo	2,262	1999	December 2007	6.75	$18.465
Delmas Keta	2,207	2003	December 2007	7.75	$18.465
Julie Delmas	2,207	2002	December 2007	7.75	$18.465
Kumasi	2,207	2002	December 2007	7.75	$18.465
Marie Delmas	2,207	2002	December 2007	7.75	$18.465
CMA CGM La Tour	2,272	2001	December 2007	6.75	$18.465
CMA CGM Manet	2,272	2001	December 2007	6.75	$18.465
CMA CGM Alcazar	5,100	2007	January 2008	10.75	$33.750
CMA CGM Château d’lf	5,100	2007	January 2008	10.75	$33.750
CMA CGM Thalassa	10,960	2008	December 2008	15.75	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	12.75	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	12.75	$25.350
CMA CGM America	4,045	2006	December 2008	12.75	$25.350
CMA CGM Berlioz	6,627	2001	August 2009	11.50	$34.000

(1) Twenty-foot Equivalent Units.

(2) The table shows purchase dates of vessels related to the Company’s time charter business.

The following table provides information about the contracted fleet not reflected in these interim unaudited consolidated financial statements, other than deposits paid:

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Duration (years)	Daily Charter Rate
Hull 789 (2)	4,250	2010	October 2010	ZIM	7-8 (3)	$28.000
Hull 790 (2)	4,250	2010	December 2010	ZIM	7-8 (3)	$28.000

(1)	Twenty-foot Equivalent Units.
(2)	Contracted to be purchased from German interests (note 7).
(3)	Seven years charter that could be extended to eight years at Charterer’s option.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

3.	Significant Accounting Policies

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The accounting policies used to prepare the accompanying financial information are consistent with those used to prepare the annual audited financial statements.

(a)	Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and include the financial statements of the Company and its wholly-owned subsidiaries. All inter-company transactions and accounts have been eliminated on consolidation.

The accounting policies have been consistently applied throughout the periods presented.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. It is possible that actual results may differ from those estimates. Allocation methodologies used to prepare the consolidated financial statements are based on estimates and have been described in the notes where appropriate.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(d)	Restricted cash

Cash and cash equivalent subject to restrictions are excluded from cash and cash equivalents in the balance sheet and are presented as restricted cash.

(e)	Accounts receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts unless the accounts are subject to legal action, and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed as past-due based on contractual terms. Allowances for doubtful accounts amount to $nil as of March 31, 2010 (December 31, 2009: $nil).

(f)	Vessels

Vessels are recorded at their acquisition cost (less an amount allocated to dry dock component), less accumulated depreciation and impairment loss, if any. Following the merger referred to in note 1, the vessels are recorded at their fair value, less a proportion of the negative goodwill arising at the time of the merger allocated to these vessels, rather than at their acquisition cost.

In connection with the merger (note 1), the Company recognised an intangible asset arising from the comparison of the acquisition prices per the asset purchase agreement and the estimated fair values at the merger date of the vessels yet to be purchased. This intangible asset was transferred to the cost of the appropriate vessel on delivery and as all such vessels have now been delivered, no intangible asset remains.

Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

3.	Significant Accounting Policies (continued)

(f)	Vessels (continued)

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. Interest capitalized in the three months ended March 31, 2010 was $146 (2009: $61). Other borrowing costs are expensed as incurred.

Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The vessels earn time charter income from the chartering out of the vessels instead of from carrying cargo. On this basis of operations the useful life is estimated to be 30 years.

Prepayments and costs directly related to the future acquisition of vessels are presented in the balance sheet as vessel deposits.

(g)	Drydocking costs

Vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. Costs directly associated with the required regulatory inspection of the ship, its hull and its machinery and for the defouling and repainting of the hull are capitalized as they are incurred and depreciated on a straight line basis over the period between drydocks. Upon initial purchase, an element of the cost of a vessel is allocated to a drydock component which is amortised on a straight line basis to the anticipated next drydock.

(h)	Long-lived assets

In accordance with ASC Topic 360, “Impairment of long-lived assets”, intangible and fixed assets such as vessels are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized when the sum of the expected undiscounted future cash flows from the asset over its estimated remaining useful life is less than its carrying amount. An impairment loss is recorded equal to the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the net present value of future cash flows discounted by an appropriate discount rate.

During the year ended December 31, 2009, market conditions deteriorated as a result of the global economic downturn and a surplus of containership capacity. Containership spot charter rates and asset values decreased significantly during the year. These changes are considered indicators of potential impairment of the carrying amount of the Company’s vessels. Accordingly, the undiscounted cash flow test for each vessel was performed as of December 31, 2009.

The assumptions used to determine the cash flows expected to be generated by each vessel involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions used and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount.

The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the GSL fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts as of December 31, 2009.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

3.	Significant Accounting Policies (continued)

(i)	Derivative instruments

The Company has entered into certain interest rate hedging agreements in connection with its borrowings.

Interest rate derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument, and if so, the nature of the item being hedged.

The Company’s interest rate derivative instruments do not qualify for hedge accounting. Changes in the fair value, as well as cash settlements of interest rate derivative instruments, are recognized immediately in the statement of income within “Realized and unrealized (loss) gain on interest rate derivatives”. Cash flows related to interest rate derivatives (including payments and periodic cash settlements) are included within “Net cash (used in) investing activities”.

The fair value of derivatives is presented on the face of the balance sheet under the line item “Derivative instruments” and is split into current and non-current portions based on the net cash flows expected within one year.

(j)	Deferred finance costs

Costs incurred in connection with obtaining long term debt and in obtaining amendments to existing facilities are recorded as deferred financing costs and are amortized to interest expense over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees.

(k)	Preferred shares

Preferred shares have been included within liabilities in the consolidated balance sheet and preferred share dividends included within interest expense in the consolidated Statement of Income as their nature is similar to that of a liability rather than equity. Holders of these mandatorily redeemable preferred shares are entitled to receive a dividend equal to 3-month Libor plus 2% on the original issue price and rank senior to the Class A and Class B common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

(l)	Intangible liabilities – charter agreements

In connection with the merger (note 1), the Company recognised an intangible liability using the market approach wherein the Company’s actual charter agreements were compared to market rates at the merger date.

These intangible liabilities are amortized as an increase of time charter revenue over the remaining term of the relevant charter.

(m)	Classification of long term debt

Long term debt is classified within current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(n)	Other comprehensive income (loss)

Other comprehensive income (loss), which is reported in the consolidated statement of equity, consists of net income (loss) and other gains and losses affecting equity that, under US GAAP, are excluded from net income (loss).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

3.	Significant Accounting Policies (continued)

(o)	Segment information

All revenues are generated from one segment, the provision of vessels by the Company under time charters to container shipping companies.

(p)	Revenue recognition and related operating expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such revenues are accounted for as operating leases and are therefore recognized on a straight line basis as the average revenues over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss would be recognized in the period when such accumulated loss is determined.

Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred.

(q)	Foreign currency transactions

The Company’s functional currency is the U.S. dollar as substantially all revenues and a majority of expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet dates. Expenses paid in foreign currencies are recorded at the rate of exchange at the transaction date. Exchange gains and losses are included in the determination of net income.

(r)	Repairs and maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(s)	Insurance

The Company maintains hull and machinery insurance, war risks insurance, protection and indemnity insurance coverage, increased value insurance, and freight, demurrage and defence insurance coverage in amounts considered prudent to cover normal risks in the ordinary course of its operations. Premiums paid in advance to insurance providers are recognized as prepaid expenses and expensed over the period covered by the insurance contract.

(t)	Share based compensation

The Company awards restricted stock units to its employees and directors which vest, based on service conditions only, over a period of time up to three years from the award date.

The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the vesting period.

(u)	Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. The Company’s vessel owning subsidiaries are liable for a tax based on the tonnage of the vessel each company owns. The cost, which is included within operating expenses, for the three months to March 31, 2010 amounted to $42 (2009: $31). The Cyprus subsidiaries are also liable for income tax payable on interest income.

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax is 28% (2009: 28%). This subsidiary earns management and other fees from fellow group companies.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

3.	Significant Accounting Policies (continued)

(u)	Income taxes (continued)

The Company accounts for deferred income taxes using the liability method which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recording assets and liabilities, using enacted tax rates in effect for the period in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. However, with regard to a deferred tax asset arising from the recognition of compensation costs for share awards, the Company recognizes a deferred asset based on the compensation cost booked in the reporting period with no adjustment for a valuation allowance, in accordance with the requirements of ASC Topic 718 “Accounting for stock based compensation.” At March 31, 2010 a deferred tax asset of $525 (December 31, 2009: $445) presented within “Other receivables” was recognized relating to the stock based compensation costs booked in the period.

(v)	Dividends

Dividends are recorded in the period in which they are declared by the Company’s Board of Directors. Dividends to be paid are presented in the consolidated balance sheet in the line item “Dividends payable”.

(w)	Earnings per share

In accordance with ASC Topic 260 “Earnings Per Share”, basic earnings per common share is based on income available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding non-vested restricted stock units. Diluted earnings per common share is calculated by applying the treasury stock method. All outstanding warrants and non-vested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted Earnings Per Share is presented for each category of participating common shares under the two-class method.

(x)	Recently issued accounting standards

The FASB “Accounting Standards Codification” (the Codification) became effective on July 1, 2009, officially becoming the single source of authoritative non-governmental U.S. generally accepted accounting principles (US GAAP), superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related accounting literature. Only one level of authoritative US GAAP now exists and it is termed Accounting Standards Codification (“ASC”). All other accounting literature is considered non-authoritative. The Codification reorganizes US GAAP pronouncements into accounting topics and displays them using a consistent structure. Also included in the Codification is relevant Securities and Exchange Commission (SEC) guidance organized using the same topical structure in separate sections within the Codification. This has impacted the Company’s interim unaudited consolidated financial statements as all references to authoritative accounting literature have now been referenced in accordance with the Codification.

On April 9, 2009, the Financial Accounting Standards Board (“FASB”) issued guidance now codified as ASC Topic 825, “Interim Disclosures about Fair Value of Financial Instruments.” This pronouncement requires disclosures of fair value for any financial instruments not currently reflected at fair value on the balance sheet for all interim periods. This pronouncement is effective for interim and annual periods ending after June 15, 2009 and is applied prospectively. The adoption of this pronouncement did not have a material impact on the interim unaudited consolidated financial statements of the Company.

On April 9, 2009, the FASB issued guidance now codified as ASC Topic 320, “Recognition and Presentation of Other Than Temporary Impairments.” This pronouncement is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. This pronouncement also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This pronouncement is effective for interim and annual periods ending after June 15, 2009 and is applied prospectively. The adoption of this pronouncement did not have a material impact on the interim unaudited consolidated financial statements of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

3.	Significant Accounting Policies (continued)

(x)	Recently issued accounting standards (continued)

In May 2009, the FASB issued guidance now codified as ASC Topic 855, “Subsequent Events,” which establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted this pronouncement and has evaluated for disclosure subsequent events that have occurred up to the date of issuance of the interim unaudited consolidated financial statements of the Company.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	March 31, 2010	December 31, 2009

Cost	$1,007,662	$1,007,500
Accumulated Depreciation	(55,659)	(45,792)

Net Book Value	$952,003	$961,708

5.	Long-Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with Fortis Bank, Citibank, HSH Nordbank, Sumitomo Mitsui Banking Corporation, KFW and DnB Nor Bank. Subsequently, Bank of Scotland joined the syndicate.

On February 10, 2009 the Company announced it had amended the terms of the original agreement in response to significant decreases in market values of containerships and the consequent implications on the loan to value covenant in the credit facility. The amended agreement increased temporarily the permitted maximum loan to value to 100% (previously 75%) applicable for test dates up to and including April 30, 2010. Loan to value is the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels, determined in April and November each year. The margin applicable on interest payable under the credit facility varied from 1.25% to 2.75% over Libor depending on the loan to value ratio. The Company also paid a commitment fee of 0.50% per annum based on the undrawn portion of the credit facility (0.25% per annum up to February 10, 2009). During this period, the Company had no restrictions on its ability to distribute dividends unless the loan to value ratio exceeded 90%, at which point the Company would have been required to place 50% of its quarterly cash available for distribution in a pledged account. The pledged account would be released back to the Company if loan to value fell back below 90% during a subsequent valuation period. If the loan to value ratio exceeded 100%, the Company may have been required to prepay the loan or provide additional security to reduce the loan to value ratio to below 100%. The credit facility amount of $800,000 was to be reduced by 19 equal quarterly instalments, based on the market value weighted average age of the secured vessels compared to 18 years, commencing in December 2011. The final maturity date of the credit facility continued to be August 14, 2016 at which point any remaining outstanding balance had to be repaid.

On April 29, 2009, the Company agreed with the lenders that no loan to value tests would be performed pending agreement of a further amendment to the credit facility in response to further deterioration in market values of containerships. The margin applicable during this waiver period was 2.75% and the Company agreed that no dividends would be declared or paid on common shares during this time. The waiver period was extended on June 25, 2009 and again on July 30, 2009 through until August 31, 2009.

On August 20, 2009, the Company further amended the terms of the credit facility. Under the revised terms of the credit facility, the loan to value covenant has been waived up to and including November 30, 2010 with the next loan to value test scheduled for April 30, 2011. Further, the amendment enabled the Company to borrow $57,000 under the credit facility including a $15,000 newly created Over Advance Portion (“OAP Loan”) to allow the purchase of the CMA CGM Berlioz on August 26, 2009. The balance of the $82,000 vessel purchase price was funded by cash. Amounts borrowed under the amended credit facility bear interest at Libor plus a fixed margin of 3.50% up to November 30, 2010. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan to value ratio, to be determined at the end of April and November each year.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

Under the amendment, all undrawn commitments of $200,900 were cancelled after the delivery of the CMA CGM Berlioz. No further commitment fees are payable subsequent to the cancellation of the undrawn commitments. The commitment fee in the three months ended March 31, 2010 amounted to $nil (2009: $253). The Company may not declare or pay dividends to common shareholders during the period up to November 30, 2010 or thereafter until the loan to value ratio is at or below 75%.

A repayment of $10,908 of the OAP loan was made in November 2009. The second repayment in February 2010 fully repaid the OAP loan.

The balance of borrowings under the credit facility is to be repaid quarterly commencing June 30, 2010 in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. Once loan to value is at or below 75%, repayment of borrowings will become fixed at $10,000 per quarter. The final maturity date of the credit facility remains August 14, 2016 at which point any remaining outstanding balance must be repaid.

As part of the August 20, 2009 amendment, CMA CGM has agreed to defer redemption of the $48,000 preferred shares it holds until after the final maturity of the credit facility in August 2016, subject to any earlier redemption from proceeds from the exercise of warrants (see note 8), and also to retain its current holding of approximately 24.4 million common shares in the Company until at least November 30, 2010.

The credit facility is secured by, inter alia, first priority mortgages on each of the vessels in the security package, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

As the borrowing capacity was reduced by the amendment dated February 10, 2009 a portion of the unamortized deferred financing costs at the date of the amendment was written off in proportion to the decrease in the borrowing capacity. This amounted to $176. The remaining unamortized deferred financing costs existing at the date of the amendment together with the additional $3,293 fees and related costs for the February 10, 2009 amendment are deferred and amortized over the remaining term of the credit agreement.

The borrowing capacity was further reduced by the amendment dated August 20, 2009. An additional amount of $2,015 was written off in proportion to the further decrease in borrowing capacity. The remaining unamortized deferred financing costs at the date of this amendment and the $2,138 paid in fees and related costs paid for the August 20, 2009 amendment are deferred and amortized over the remaining term of the credit agreement.

Long-term debt is summarized as follows:

	March 31, 2010	December 31, 2009

Credit facility, at Libor USD + 2.5% to 3.5%	$584,100	$588,192
Less current instalments of long-term debt	(79,500)	(68,300)

	$504,600	$519,892

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

As described above and as part of the amendment dated August 20, 2009, outstanding borrowings under the credit facility are to be repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the month end prior to the scheduled repayment. Repayments become fixed at $10,000 per quarter once loan to value is at or below 75% which, for the purposes of the following table, is assumed to be April 30, 2011, the next scheduled test date. Based on management’s reasonable estimates of excess cashflow, as at March 31, 2010 the estimated repayments in each of the relevant periods are as follows:

	March 31, 2010	December 31, 2009

Due in one year or less	$79,500	$68,300
Due after one year through two years	40,000	45,300
Due after two years through five years	120,000	120,000
Due after five years	344,600	354,592

	$584,100	$588,192

The amount of excess cash generated may vary significantly from management’s estimates and consequently the repayment profile of outstanding debt may be significantly different from that presented. Further, loan to value may not be at or below 75% as at April 30, 2011 in which case, assuming a continuation of the current waiver, prepayments will continue to be based on excess cash.

6.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger, the parent company of Global Ship Lease, Inc. and at March 31, 2010 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	March 31, 2010	December 31, 2009

Current account (below)	$474	$3,764

Amounts due to CMA CGM companies presented within liabilities	$474	$3,764

Current account (below)	$7,130	$7,838

Amounts due from CMA CGM companies presented within assets	$7,130	$7,838

CMA CGM charters all of the Company’s operating vessels and one of its subsidiaries provides the Company with ship management services. The current account balances at March 31, 2010 and December 31, 2009 relate to amounts payable to or recoverable from CMA CGM group companies.

CMA CGM holds all of the Series A preferred shares of the Company. During the three months to March 31, 2010, the Company paid CMA CGM dividends of $271 (2009: $1,291 of which $848 related to the year ended December 31, 2008).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Related Party Transactions (continued)

Time Charter Agreements

All of the Company’s vessels are time chartered to CMA CGM. Under each of the time charters, hire is paid in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at March 31, 2010 of between 2.75 and 15.75 years. Of the $1,621,151 maximum future charter hire receivable for the total fleet set out in note 7 (including for two vessels scheduled to be purchased in fourth quarter 2010 and to be chartered to ZIM, a company not related to CMA CGM), $1,477,959 relates to the 17 ships currently chartered to CMA CGM.

Ship Management Agreements

The Company outsources day to day technical management of its 17 vessels to a ship manager, CMA Ships Ltd, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Ltd an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day per vessel depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the three months ended March 31, 2010 amounted to $485 (2009: $456).

Except for transactions with CMA CGM, the Company did not enter into any related party transactions.

7.	Commitments and Contingencies

Contracted Vessel Purchases

As reported in note 2, the Company has agreed to purchase two vessels from German interests in the fourth quarter of 2010 for approximately $77,000 each. A deposit of 10% has been paid for these two vessels. The remaining purchase obligations are currently unfunded.

Charter Hire Receivable

The Company has entered into long term time charters for its vessels owned at March 31, 2010. The charter hire (including that relating to vessels due for delivery in 2010), is payable in advance and the daily rate is fixed for the duration of the charter. The charters were originally for periods of between five and 17 years and the maximum future annual charter hire receivable for the fleet of 17 vessels as at March 31, 2010 and for the total contracted fleet of 19 vessels, taking account of actual or anticipated delivery dates and before allowance for any off-hire periods, is as follows:

Year ending March 31,	Fleet operated as at March 31, 2010	Total fleet to be operated

2011	$156,757	$163,953
2012	157,186	177,682
2013	150,943	171,383
2014	135,952	156,392
2015	135,952	156,392
Thereafter	741,169	795,349

	$1,477,959	$1,621,151

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Share Capital

At March 31, 2010 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. Class B common shares will convert to Class A common shares on a one-for-one basis after the expiration of the subordination period and provided certain financial conditions are met. Until January 1, 2009 the Company had three classes of common shares but on that date the 12,375,000 Class C common shares were converted into Class A common shares on a one-for-one basis.

The restricted stock units granted to the Directors in November 2008 as part of their compensation for service during 2008 vested on January 1, 2009, and subsequently 36,833 shares were issued to the Directors. The restricted stock units granted to the Directors in May 2009 as part of their compensation for service during 2009 vested on January 1, 2010, and subsequently 150,273 shares were issued to the Directors. A proportion of the restricted stock units granted to management in August and November 2008 as part of their compensation arrangements vested in September and October 2009, and consequently 300,000 Class A common shares were issued to management in this period.

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing on August 31, 2016 and are required to be redeemed earlier using the proceeds of any exercise of Public Warrants. The preferred shares are redeemed each time that proceeds from the exercise of warrants reach $5,000. As at March 31, 2010 total proceeds received from the exercise of warrants, classified in the balance sheet as restricted cash, were $3,026 and therefore none of the preferred shares have been redeemed. Series A preferred shares are classified as a liability. The dividend that preferred shares holders are entitled to be paid is presented as part of interest expense.

In addition to the outstanding Class A and B common shares and the Series A Preferred shares, there are 39,531,348 Public Warrants which have an expiry of August 24, 2010 and give the holder the right to purchase one Class A common share at a price of $6. There are 5,500,000 Sponsor Warrants which have similar terms to the Public Warrants except that the exercise must be on a cashless basis. Further, there are 6,188,088 Class A Warrants which expire on September 1, 2013 and give the holders the right to purchase one Class A common share at a price of $9.25.

On February 10, 2009, the Company announced a fourth quarter 2008 dividend of $0.23 per Class A common share, unit and Class B share which was paid on March 5, 2009 to Class A common shareholders and unit holders and Class B shareholders of record as of February 20, 2009.

9.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability. As of March 31, 2010 a total of $580,000 of debt has been swapped into fixed rate debt at a weighted average rate of 3.59%. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows.

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized loss on interest rate derivatives for the three months ended March 31, 2010 was $4,879 (2009: $4,309 gain).

Derivative instruments held by the Company are categorized as level 2 under ASC Topic 820 “Fair Value Measurement and Disclosures” hierarchy. As at March 31, 2010, these derivatives represented a liability of $33,993 (December 31, 2009: $29,113).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

10.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Shares		Weighted Average Fair Value
	Management	Directors
Un-vested as at January 1, 2009	860,000	37,671	$6.77
Vested in January 2009	—	(37,671)	$(2.80)
Granted on May 18, 2009	—	150,273	$1.83
Vested in September 2009	(195,000)	—	$(6.76)
Vested in October 2009	(105,000)	—	$(6.76)

Un-Vested as at December 31, 2009	560,000	150,273	$5.94
Vested in January 2010	—	(150,273)	$1.83
Granted in March 2010	—	58,511	$1.88

Un-Vested as at March 31, 2010	560,000	58,511	$6.56

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the shares is recognized as compensation costs in the consolidated Statement of Income over the vesting period. During the three months ended March 31, 2010 the Company recognized a total of $311 (2009: $716) share based compensation costs. As at March 31, 2010, there was a total of $924 unrecognized compensation costs relating to the above share based awards (2009: $2,647). The remaining costs are expected to be recognized over a period of 17 months.

150,273 restricted stock units were granted in May 2009 for Directors’ compensation for 2009 under the Company’s 2008 Equity Incentive Plan. These awards vested in January 2010. The awards that vested in 2009 related to Directors’ compensation for 2008, and a portion of awards made to management in 2008.

58,511 restricted stock units were granted in March 2010 for Directors’ compensation for 2010 under the Company’s 2008 Equity Incentive Plan. These awards will vest in January 2011.

11.	Earnings per Share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period. At March 31, 2010, there were 51,219,436 warrants to purchase Class A common shares outstanding, including 39,531,348 Public Warrants exercisable at $6 which expire on August 24, 2010, 5,500,000 Sponsor Warrants (which must be exercised on a cashless basis), at an exercise price of $6 which also expire on August 24, 2010 and 6,188,088 Class A Warrants exercisable at $9.25 which expire on September 1, 2013. In addition, there were 618,511 restricted stock units authorized as part of management’s equity incentive plan and as part of the Directors’ compensation for 2009. As of March 31, 2010 only Class A and B common shares are participating securities.

For the three months ended March 31, 2010, the diluted weighted average number of Class A common shares outstanding includes the incremental effect relating to outstanding restricted stock units, but excludes the outstanding warrants. The warrants are excluded because they would have an antidilutive effect.

Class B common shareholders are entitled to receive dividends but their dividend rights are subordinated to those of holders of Class A common shares.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

12.	Subsequent Events

There are no subsequent events other than those disclosed elsewhere in these financial statements.